

Mail Stop 3720

May 15, 2007

Mr. William Santo
Chief Executive Officer
FP Technology, Inc.
181 Wells Avenue
Newton, Massachusetts 02459

> **Re:** **FP Technology, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **File No. 333-140869**
> **Filed May 8, 2007**

Dear Mr. Santo:

We have reviewed your filing and have the following comments. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the reduction in the number of shares offered in response to prior comment one in our letter dated March 23, 2007. However, the reduced amount being offered relative to the number of shares held by non-affiliates is still significant (38%). Therefore, we reissue our prior comment one. Please revise the offering so that the terms are consistent with a primary offering or provide us

with your analysis as to why the offering should be considered a secondary offering, addressing the relevant bullets set forth in prior comment one.

2.   We note your analysis that added disclosure in response to prior comments 10, 11, 16-18 and 21 would be immaterial given compliance with Rule 415(a)(1)(i) and the removal from registration all shares underlying the derivative securities issued in the January 24, 2007 exchange offer. Please note that these comments were intended to elicit disclosure highlighting the economic impact of the company's debt refinancing. In this regard, we believe the disclosure requested is material information for investors and therefore reissue those prior comments from our letter dated March 23, 2007.

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As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: *Via facsimile*
        Allen Z. Sussman
        Morrison & Foerster, LLP
        Fax (213) 892-5454